Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV to Showcase its DPX® Delivery Technology in Two Presentations at the AACR Annual Meeting 2022

  IMV’s DPX technology elicits a coordinated anti-tumor immune response involving natural killer cells in both translational and preclinical studies

  Clinical data from the Company’s basket study in advanced, metastatic bladder cancer will be presented at the “Immunotherapy Combination Strategy in Clinical Trials” mini symposium

Dartmouth, Nova Scotia and Cambridge, Mass. – March 9, 2022 -- IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX platform to treat solid and hematologic cancers, today announced that the Company will showcase its DPX delivery technology in two presentations at the American Association for Cancer Research (AACR) Annual Meeting, taking place April 8-13, 2022, in New Orleans, Louisiana.

“Data to be presented suggest that our DPX delivery platform instructs an innate immune response involving NK cells in addition to the previously recognized role for T and B cells,” said Jeremy Graff, Ph.D., Chief Scientific Officer at IMV Inc. “This finding supports our clinical strategy to combine our lead compound with other therapies that have a complementary mechanism of action to increase tumor destruction while preserving a favorable safety profile.” Translational research using both clinical samples from the DeCidE ovarian cancer trial and tissues from pre-clinical models will be presented showing for the first time that natural killer (NK) cells play a distinct role in promoting anti-tumor responses to the company’s lead DPX-peptide immunotherapeutic, Maveropepimut-S.

In an oral presentation in a late-breaking session about immunotherapeutic combinations, Dr. Olivier Rixe will present safety and efficacy data from the IMV Phase 2 basket study evaluating MVP-S in combination with pembrolizumab and cyclophosphamide in patients with advanced, metastatic bladder cancer. Presentations Details Dr. Rixe and members from the IMV team will attend the conference and both presentations will be available on the conference platform and on the IMV website under the Scientific Publications & Posters section.

  NK cells are involved in promoting anti-tumor responses to DPX-peptide immunotherapy

Presenter: Moamen Bydoun, Ph.D., Senior Research Scientist at IMV
Poster Number: 623
Date/Time: Sunday Apr. 10, 2022, 1:30 p.m. - 5:00 p.m. CST

  Safety, preliminary efficacy and pharmacodynamic (PD) analysis of maveropepimut-S, intermittent low-dose cyclophosphamide and pembrolizumab in patients with advanced, metastatic bladder cancer

Presenter: Olivier Rixe, M.D., Ph.D., Quantum Santa Fe, New Mexico
Session Title: Immunotherapy Combination Strategies in Clinical Trials
Presentation Number: CT035
Session Date and Time: Tuesday Apr. 12, 2022, 2:30 p.m. - 4:30 p.m. CST

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform: the DPX® technology. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer was initiated in early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s ability to advance its development strategy, as well as the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates and the anticipated timing of the Company’s clinical trial programs and studies. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

View source version
on businesswire.com: https://www.businesswire.com/news/home/20211109005616/en/

Investor Relations

Joy Bessenger, Senior Vice President, Investor Relations and Corporate Strategy
O: (902) 492.1819 ext: 2009
E: jbessenger@imv-inc.com

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext: 1042
M: (514) 617-9481
E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com